FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

22 February 2022

HSBC HOLDINGS PLC

2021 RESULTS - HIGHLIGHTS

Noel Quinn, Group Chief Executive, said:

"We made good progress against our strategy in 2021, which contributed to a strong financial performance that was supported by the global economic recovery. All of our regions were profitable and we saw growth in the fourth quarter of 2021 in many of our business lines.

We have good momentum coming into 2022 and are confident that we can continue to execute against our strategy. We also remain cognisant of the potential impact that further Covid-19-related uncertainty and continued inflation might have on us and our clients."

2021 financial performance (vs 2020)

●     Reported profit after tax up $8.6bn to $14.7bn and reported profit before tax up $10.1bn to $18.9bn. The increase was driven by a net release of expected credit losses and other credit impairment charges ('ECL') and a higher share of profit from our associates. Adjusted profit before tax up 79% to $21.9bn.

●     All regions were profitable in 2021, notably HSBC UK Bank plc, where reported profit before tax increased by $4.5bn to $4.8bn. Our Asia operations contributed $12.2bn to reported profit before tax and all other regions reported a material recovery in profitability, reflecting favourable ECL movements.

●     Reported revenue down 2% to $49.6bn, primarily reflecting the impact of lower global interest rates and a decrease in revenue in Markets and Securities Services ('MSS') compared with a strong comparative period. Notwithstanding these factors, we saw revenue growth in areas of strategic focus, including Wealth, in part due to favourable market impacts in life insurance manufacturing, and Global Trade and Receivables Finance ('GTRF'). Adjusted revenue down 3% to $50.1bn.

●     Net interest margin ('NIM') of 1.20%, down 12 basis points ('bps') from 2020, with stabilisation in the second half of 2021.

●     Reported ECL were a net release of $0.9bn, compared with an $8.8bn charge in 2020, reflecting an improvement in economic conditions relative to 2020, and better than expected levels of credit performance.

●     Reported operating expenses broadly unchanged at $34.6bn. Adjusted operating expenses down 1% to $32.1bn, despite inflationary pressures, as the impact of our cost-saving initiatives and a reduction in the UK bank levy charge absorbed higher performance-related pay and continued growth in technology investment.

●     Customer lending balances in 2021 up $8bn on a reported basis and $23bn on a constant currency basis, primarily driven by growth in mortgage balances, mainly in the UK and Hong Kong.

●     Common equity tier 1 ('CET1') capital ratio of 15.8%, down 0.1 percentage points. Capital generation was more than offset by dividends, the up to $2bn share buy-back announced in October, foreign exchange movements and other deductions. Risk-weighted assets ('RWAs') reduced despite new Pillar 1 requirements for structural foreign exchange, reflecting actions under our transformation programme.

●     The Board has approved a second interim dividend of $0.18 per share, making a total for 2021 of $0.25 per share. We also intend to initiate a further share buy-back of up to $1bn, to commence after the existing up to $2bn buy-back has concluded.

4Q21 financial performance (vs 4Q20)

●     Reported profit after tax up $1.1bn to $2.0bn and reported profit before tax up $1.3bn to $2.7bn, reflecting lower ECL charges, lower operating expenses and revenue growth. Adjusted profit before tax up 79% to $4.0bn.

●     Reported revenue up 2% to $12.0bn, mainly in Commercial Banking ('CMB') from growth in Credit and Lending and GTRF. Adjusted revenue up 2% to $12.1bn.

●     Reported ECL were a net charge of $0.5bn, which included an increase in allowances to reflect recent developments in China's commercial real estate sector.

●     Reported operating expenses down 3% to $9.5bn due to a lower UK bank levy and further cost savings, partly offset by a $0.6bn impairment of goodwill related to our Wealth and Personal Banking ('WPB') business in Latin America. Adjusted operating expenses down 8% to $8.3bn.

Outlook

We carry good business momentum into 2022 in most areas and expect mid-single-digit lending growth over the year. However, we expect a weaker Wealth performance in Asia in the first quarter of 2022.

We expect ECL charges to normalise towards 30bps of average loans in 2022, based on current consensus economic forecasts and default experience, noting we retain $0.6bn of Covid-19-related allowances as at the end of 2021. Uncertainty remains given recent developments in China's commercial real estate sector, while inflationary pressures persist in many of our markets.

We continue to target 2022 adjusted operating expenses in line with 2021, despite inflationary pressures, with cost to achieve spend of $3.4bn expected to generate over $2bn of cost savings in 2022. In 2023, we intend to manage growth in adjusted operating expenses to within a range of 0% to 2%, compared with 2022 (on an IFRS 4 basis), with cost savings of at least $0.5bn from actions taken in 2022 helping to offset inflation.

We expect mid-single-digit RWA growth in 2022 through a combination of business growth, acquisitions and regulatory changes, partly offset by additional RWA savings. This growth, together with capital returns are expected to normalise our CET1 position to be within our 14% to 14.5% target operating range during 2022.

Our net interest income outlook is now significantly more positive. If policy rates were to follow the current implied market consensus, we would expect to deliver a RoTE of at least 10% for 2023, one year ahead of our previous expectations.

We continue to target dividends within our 40% to 55% dividend payout ratio range.

Key financial metrics

	For the year ended
Reported results	2021	2020	2019
Reported revenue ($m)	49,552	50,429	56,098
Reported profit before tax ($m)	18,906	8,777	13,347
Reported profit after tax ($m)	14,693	6,099	8,708
Profit attributable to the ordinary shareholders of the parent company ($m)	12,607	3,898	5,969
Cost efficiency ratio (%)	69.9	68.3	75.5
Net interest margin (%)	1.20	1.32	1.58
Basic earnings per share ($)	0.62	0.19	0.30
Diluted earnings per share ($)	0.62	0.19	0.30
Dividend per ordinary share (in respect of the period) ($)	0.25	0.15	0.30
Dividend payout ratio (%)1	40.3	78.9	100.0
Alternative performance measures
Adjusted revenue ($m)	50,090	51,770	56,435
Adjusted profit before tax ($m)	21,916	12,271	22,681
Adjusted cost efficiency ratio (%)	64.2	62.6	59.5
Expected credit losses and other credit impairment charges ('ECL') as % of average gross loans and advances to customers (%)	(0.09)	0.87	0.26
Return on average ordinary shareholders' equity (%)	7.1	2.3	3.6
Return on average tangible equity (%)2	8.3	3.1	8.4

	At 31 Dec
Balance sheet	2021	2020	2019
Total assets ($m)	2,957,939	2,984,164	2,715,152
Net loans and advances to customers ($m)	1,045,814	1,037,987	1,036,743
Customer accounts ($m)	1,710,574	1,642,780	1,439,115
Average interest-earning assets ($m)	2,209,513	2,092,900	1,922,822
Loans and advances to customers as % of customer accounts (%)	61.1	63.2	72.0
Total shareholders' equity ($m)	198,250	196,443	183,955
Tangible ordinary shareholders' equity ($m)	158,193	156,423	144,144
Net asset value per ordinary share at period end ($)	8.76	8.62	8.00
Tangible net asset value per ordinary share at period end ($)	7.88	7.75	7.13
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)3	15.8	15.9	14.7
Risk-weighted assets ($m)3	838,263	857,520	843,395
Total capital ratio (%)3	21.2	21.5	20.4
Leverage ratio (%)3	5.2	5.5	5.3
High-quality liquid assets (liquidity value) ($bn)	717	678	601
Liquidity coverage ratio (%)	138	139	150
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	20,073	20,184	20,206
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	20,189	20,272	20,280
Average basic number of $0.50 ordinary shares outstanding (millions)	20,197	20,169	20,158
For reconciliations of our reported results to an adjusted basis, including lists of significant items, see page 98 of the Annual Report and Accounts 2021. Definitions and calculations of other alternative performance measures are included in our 'Reconciliation of alternative performance measures' on page 117 of the Annual Report and Accounts 2021.

1   Dividend per ordinary share, in respect of the period, expressed as a percentage of basic earning per share.
2   Profit attributable to ordinary shareholders, excluding impairment of goodwill and other intangible assets and changes in present value of in-force insurance contracts ('PVIF') (net of tax), divided by average ordinary shareholders' equity excluding goodwill, PVIF and other intangible assets (net of deferred tax).
3   Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. These include the regulatory transitional arrangements for IFRS 9 'Financial Instruments', which are explained further on page 195 of the Annual Report and Accounts 2021. Leverage ratios are calculated using the end point definition of capital and the IFRS 9 regulatory transitional arrangements. References to EU regulations and directives (including technical standards) should be read as references to the UK's version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.

Highlights

	Year ended 31 Dec
	2021	2020
	$m	$m
Reported
Revenue1	49,552	50,429
ECL	928	(8,817)
Operating expenses	(34,620)	(34,432)
Share of profit in associates and joint ventures	3,046	1,597
Profit before tax	18,906	8,777
Adjusted2
Revenue1	50,090	51,770
ECL	928	(9,282)
Operating expenses	(32,148)	(32,409)
Share of profit in associates and joint ventures	3,046	2,192
Profit before tax	21,916	12,271
Significant items affecting adjusted performance
Revenue
Customer redress programmes	11	(21)
Disposals, acquisitions and investment in new businesses	-	(10)
Fair value movements on financial instruments3	(242)	264
Restructuring and other related costs	(307)	(170)
Operating expenses
Customer redress programmes	(49)	54
Impairment of goodwill and other intangibles	(587)	(1,090)
Past service costs of guaranteed minimum pension benefits equalisation	-	(17)
Restructuring and other related costs	(1,836)	(1,908)
Settlements and provisions in connection with legal matters and other regulatory matters	-	(12)
Share of profit in associates and joint ventures
Impairment of goodwill	-	(462)
1     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2     Adjusted performance is computed by adjusting reported results for the year-on-year effects of foreign currency translation differences and significant items which distort year-on-year comparisons.
3     Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.

Statement by Mark E Tucker, Group Chairman
2021 was another challenging year. While Covid-19 vaccines were rolled out globally, some countries dealt with very significant outbreaks and many more operated under various restrictions at different points. As in 2020, this took a huge toll on our customers, our people, the communities we serve and our shareholders.

My colleagues once again demonstrated their resilience, their professionalism and, above all, their exceptional commitment to serving our customers. Our purpose as an organisation is to open up a world of opportunity. Our people have brought this to life in the way they have supported our customers and each other. On behalf of the Board, I would like to thank them warmly for everything they have done, and continue to do.

ESG was another major theme of 2021. The pandemic has exposed the fragility of the planet and society as a whole. It has also created a catalyst for change and highlighted the associated commercial opportunities. Businesses, governments, regulators and investors all continued along their ESG journeys in 2021, as public awareness grew and activism around climate change in particular increased. HSBC has long understood that good ESG performance goes hand-in-hand with good financial performance, and it is now abundantly clear that the action businesses take on sustainability is an important lens through which they are being viewed and assessed by their stakeholders.

Progress

HSBC delivered a good financial performance in 2021. Reported profit before tax was $18.9bn, an increase of $10.1bn as compared with 2020, while adjusted profit before tax was $21.9bn, up 79%. All of our regions were profitable in 2021, supported by the global economic recovery,   demonstrating the value of our global network. There was also good growth in focus areas such as Asia wealth and trade. In line with the dividend policy announced in February 2021, the Board approved a second interim dividend for 2021 of $0.18, meaning the full year dividends for 2021 are $0.25.

Good progress has been made in executing our strategic plan. A number of key milestones were reached in 2021 - including resolving the future of our retail businesses in France and the US, the organic build-out of HSBC Personal Wealth Planning in mainland China, and acquisitions in Singapore and India to accelerate the development of our wealth capabilities across Asia. At the same time, our work to digitise HSBC and to play a leading role in the net zero transition has continued at pace. There is more to do - and it will be important to see successive consecutive quarters of growth - but good momentum exists across our businesses.

Board of Directors

Due to ongoing travel restrictions and safety concerns, the Board has not been able to meet in person for two years. We look forward to reconnecting with each other and welcoming those Board members we are yet to meet in person. At the same time, we have come to appreciate the benefits of this new way of working - which include more regular dialogue, less travel and reduced costs - and we will therefore use a hybrid model going forward.

We were pleased to hold our first hybrid AGM in May 2021, which the majority of shareholders attended virtually. It is a matter of deep regret to me, and to the Board as a whole, that we have been unable to meet our loyal Hong Kong shareholders face-to-face. We look forward to doing so again as soon as it is practicable and safe. In the meantime, a hybrid meeting does at least allow for constructive engagement and discussions with shareholders, which we continue to value highly.

At the 2021 AGM, Laura Cha, Henri de Castries and Heidi Miller all retired from the Board. We also recently announced that Irene Lee and Pauline van der Meer Mohr will step down from the Board at the conclusion of our 2022 AGM in April. I am enormously grateful to them all for their important and valuable contributions to the Board, the committees and the subsidiary entities on which they have served. We welcomed Dame Carolyn Fairbairn and Rachel Duan to the Board on 1 September. Both Carolyn and Rachel bring a wealth of skills and expertise that will be of great value to the Board's discussions.

External environment

The roll-out of vaccines around the world and a robust global economic recovery mean we entered 2022 in a better state than we might have expected a year ago. There are clearly still significant challenges ahead, foremost among which is the uncertainty caused by the spread of the Omicron variant, and potentially other variants in the future. Supply chain bottlenecks, high energy and food prices, surging consumer demand and higher wages have combined to drive up inflation. Central banks have already begun to respond by tightening monetary policy and this is likely to continue in 2022.

Global economic growth forecasts are fairly resilient - our own forecast is 4.1% global GDP growth in 2022. However, there remains a great deal of uncertainty given the wide range of responses from governments to the different challenges they face.

After China's strong recovery, growth slowed in the second half of 2021. As a result, we expect China's government to take action to ease monetary and fiscal policies, with the aim of shoring up growth. Meanwhile, India's economy is set to grow rapidly, but growth is expected to be slower in the UK and the US.

Global trade performed well in 2021, with volumes rising above pre-pandemic levels despite ongoing supply chain disruptions. Looking forward, trade growth could be further boosted by the lifting of restrictions on movement that remain in place in some countries. There are also signs that supply chain bottlenecks will ease as the year goes on, although when and how remains uncertain. The Regional Comprehensive Economic Partnership is expected to reinforce Asia's central role in global trade. Along with the bilateral trade deals being struck by some countries, it also shows that trade liberalisation continues to advance in some parts of the world.

Although there is currently no long-term agreement between the UK and the EU on access to financial services, we have worked for a number of years to ensure we will be able to maintain a full service for our clients under all potential scenarios. Ideally, the temporary arrangements on access to financial services will be retained so as to minimise disruption and enable the UK financial services industry to continue to offer the many benefits it brings to the UK and EU economies. However, we are well prepared for a broad range of outcomes.

As a global bank operating in more than 60 countries and territories, with a history stretching back more than 156 years, we always have experienced - and always will experience - geopolitical tensions. However, we remain alive to the potential impact that geopolitics can have on our business, as well as on our clients. The relationship between the US and China remains a prominent feature of the external environment, but we do not currently expect it to change significantly in the near future. We also expect the mutual economic benefits brought by the UK-China relationship to outweigh any short-term pressures. We continue to engage with all governments and remain focused on serving the needs of our customers in both East and West, and the many points in between.

Stakeholder engagement

Our purpose of opening up a world of opportunity is equally applicable to our different stakeholders. For our people, it can mean helping them to develop new skills and advance in their careers, as well as being diverse and inclusive. For our shareholders, it can mean creating sustainable returns and value. For our suppliers, it can mean supporting them to grow their businesses and strengthen their own supply chains. And for the communities we serve, it can mean being a responsible citizen and leading the net zero transition.

Stakeholder engagement has been a priority for the Board in 2021. For example, the Board oversaw HSBC's continuing work in support of our ambition to align our financed emissions to net zero by 2050 or sooner. This included engaging shareholders and leading NGOs ahead of the 2021 AGM, when our special resolution on the next steps in relation to our climate ambition was overwhelmingly approved. We also reviewed and approved a new thermal coal phase-out policy, which we announced in December 2021 and is designed to allow HSBC to help facilitate the transition to net zero in both developed and developing markets.

Thank you

Finally, I would like to reiterate how grateful I am to all my colleagues for the great dedication and care they have shown to our customers and to each other over the past year. Their tremendous efforts have, above everything else, made us what we are today - and will shape what we become tomorrow.

Mark E Tucker

Group Chairman

22 February 2022

Review by Noel Quinn, Group Chief Executive
A year ago, we refreshed our core purpose as an organisation. 'Opening up a world of opportunity' was the outcome of extensive consultation with colleagues and customers around the globe. I have been delighted by the way it has been embraced across HSBC - and in the many conversations I have had with colleagues, I have been greatly encouraged by how they see their roles contributing towards it.

Opening up a world of opportunity draws heavily on HSBC's past, but it also encapsulates what we need to focus on to succeed now and in the future. Opportunities have always come in many shapes and forms, some of which have required us to change and evolve to make the most of them. We need to keep challenging ourselves to find and capture these opportunities. This is how we will help our customers to grow and succeed over the long term.

As we do so, we will be guided by the values underpinning our purpose - we value difference, we succeed together, we take responsibility and we get it done. These are the behaviours that will help us to identify and unlock new opportunities - and together they represent the kind of organisation we want HSBC to be.

With our purpose and values firmly in mind, we made good progress in 2021 against all four of our strategic pillars: focus on our strengths, digitise at scale, energise for growth and transition to net zero. Delivering against them contributed to a strong financial performance, which was supported by the global economic recovery. All of our regions were profitable and we have built a strong platform for future growth.

For some of our customers, the first priority has remained navigating the ongoing impact of Covid-19, particularly in markets that suffered severe outbreaks or faced restrictions during the course of 2021. To this end, I must again offer my deep thanks to my colleagues, who have exemplified our values in supporting our customers and each other, all the while continuing to deal with the pandemic themselves.

As economies recovered and opened up, we have helped more and more of our customers to look beyond the immediate horizon and towards the opportunities we can open up for them. In 2021, we helped almost 269,000 personal customers to buy their first homes. We lent $47bn to help our business banking customers to run, grow and digitise their businesses. We launched new products and services that make it easier for our customers to bank with us, and allow us to focus our efforts on serving them. We facilitated $799bn of trade, which has helped businesses and economies around the world to recover and grow again.

As our people also began to look to the future, we created opportunities for them too. We helped more than 30,000 colleagues move into new roles in 2021, and over 115,000 colleagues to develop future-ready skills through our learning programmes. An increasing number of these programmes focused on building skills and capabilities in areas like data and sustainability, which are essential to our future.

More than anything else, the opportunities of the future will be defined by the single greatest challenge of our time - the need for everyone to make the low-carbon transition. To seize them, we must change, adapt, invest and innovate. Since 2019, we have reduced greenhouse gas emissions across our operations by more than half. We also provided and facilitated $82.6bn of sustainable finance and investment - bringing the cumulative total since 1 January 2020 to $126.7bn, towards our ambition of $750bn to $1tn by 2030. Furthermore, we have collaborated with other banks and financial institutions to help accelerate the transition through initiatives including the Net-Zero Banking Alliance, the Glasgow Financial Alliance for Net Zero and the Sustainable Markets Initiative's Financial Services Taskforce.

Financial performance

The global economic recovery supported our 2021 financial performance, as the release of expected credit losses resulted in an improvement in the profitability of the Group and all global businesses. Our interest-rate sensitive business lines continued to be adversely impacted by low interest rates, but our net interest margin remained broadly stable during 2021 and the outlook is now significantly more positive. After absorbing the impact of low interest rates for some time, we believe we have turned the corner on revenue. We have also seen good fee income growth, good growth in mortgage balances and our lending pipelines across both retail and wholesale remain strong. Our insurance business also continues to perform well, notably in Asia where we have seen strong growth in value of new business, despite the border between Hong Kong and mainland China remaining closed.

As a consequence, the Group delivered $18.9bn of reported profit before tax, up $10.1bn on the prior year, and $21.9bn of adjusted profits, up 79%. We were profitable in every region, with Asia leading the way and material increases in profits in the UK, continental Europe, the US and the Middle East.

Adjusted revenue was down 3%, due mainly to the impact of interest rate cuts. However, trade balances grew by 23% overall, while loans and advances increased by $23bn for the year.

Our cost reduction programmes were able to absorb increased technology investment and higher performance-related pay, with adjusted operating expenses down by 1%. Return on tangible equity was 8.3%. If rates follow the path currently implied by the market, we would expect to reach a return on tangible equity of at least 10% for 2023, one year ahead of our previous expectations.

In the fourth quarter of 2021, we took a charge on expected credit losses, due to changing market conditions in the mainland China commercial real estate sector. Since the year end, there has been some positive sentiment as a consequence of new policy actions. They will take time to impact the market and we will continue to support our clients, with whom we have good and long-standing relationships.

Our funding, liquidity and capital all remain strong. We grew deposits by $90bn on a constant currency basis, with growth in all three global businesses. Our common equity tier 1 ratio was 15.8%. As a consequence, we are able to announce a second interim dividend of $0.18, bringing the full-year dividends for 2021 to $0.25 per ordinary share. This is within our target payout ratio, and our aim is for a sustainable dividend in 2022.

Our strong capital position and confidence in the business enabled us to announce a share buy-back of up to $2bn in October 2021. We also intend to initiate a further share buy-back of up to $1bn, to commence after the existing buy-back of up to $2bn has concluded.

We are also helping to create sustainable returns for shareholders by driving underlying growth across the business. We have much more to do, but I am encouraged by what we have achieved so far.

Focus on our strengths

We have made good progress restructuring our portfolio of businesses, with the aim of investing in those areas in which we are strongest and withdrawing from those areas in which we lack the necessary scale to compete.

Over the last two years, we reduced gross risk-weighted assets by a cumulative $104bn, against our original three-year target of $110bn. Given this progress, we now expect to exceed this target by the end of 2022. In Global Banking and Markets, adjusted risk-weighted assets were 10% lower in 2021, as we moved capital and resources mainly into Asia and the Middle East. The extensive work undertaken to transform this business since 2019 was also designed to mitigate the impact of Basel III reforms.

We reached two key milestones for our transformation as we took steps to resolve the future of our businesses in the US and continental Europe. In the US, we entered into an agreement to sell our mass market retail business, which has now been completed on schedule. We also entered into an agreement to sell our retail banking activities in France, which we expect to complete in 2023. Both deals will help our US and continental Europe businesses to become more focused, better aligned to the Group and the international needs of our wholesale and wealth management customers.

In Asia, we continued to enhance our wealth proposition, including through the launch of HSBC Greater Bay Area Connect and more than 30 new asset management products across the region. In December, we received regulatory approval to acquire the remaining 50% stake in HSBC Life China, our joint venture insurance company in mainland China. All of this is enabling us to significantly expand our capabilities to serve the growing wealth and insurance needs of our customers in China, particularly in the Greater Bay Area.

We accelerated the development of our wealth capabilities across the rest of Asia by several years through two acquisitions. We entered into an agreement to buy AXA Singapore, which was completed earlier this month and will expand our insurance and wealth franchise in our ASEAN regional hub. We also agreed to buy L&T Investment Management to strengthen our asset management business in India. Both deals represent significant steps towards our ambition of being a leading wealth manager in Asia.

The overall investment we have made in Asia wealth was evidenced by strong customer acquisition, and significantly increased assets and balances, year-on-year. Net new invested assets in Asia wealth were $36.2bn, which was more than double the previous year.

In Commercial Banking, we grew our lending by $11bn and our international account opening increased by 13% in 2021, while trade balances grew by 30% and are now above pre-pandemic levels.

Digitise at scale

We invested $6bn in technology in 2021, as we continued to drive change in the way we approach technology across the organisation and ultimately improve the customer experience.

Around 97% of transactions are now fully automated. For example, automated credit and lending systems processed around $15bn of personal loans in 2021. Our use of the Cloud increased to cover 27% of technology services, giving us more processing power and speed, while we also increased our use of Agile across technology roles.

Almost half of our retail customers are now active on mobile, and we have developed new products and improved existing ones so we can better meet their needs. Our revamped mobile app is now available across 24 markets and Global Money was extended to more markets, allowing more of our international retail customers to hold, manage and send funds in various currencies. Corporate customers carried out over 9 million payments through the HSBCnet app - an increase of 58% year-on-year. HSBC Kinetic - our award-winning mobile banking app for business customers in the UK - has acquired more than 24,000 customers since it was launched.

Energise for growth

We have taken further steps to create a dynamic and inclusive culture, which helps us to attract and retain the best people.

After listening to our people, we introduced a hybrid working model, wherever appropriate, which allows us to strike the right balance between office-based work and home-based work. We have also taken the opportunity during Covid-19 to reconfigure much of our head office workspace to better facilitate team-based Agile working methods. We are still learning about what works, but we believe that trusting our colleagues to find the right balance is integral to building the culture we aspire to at HSBC. As a consequence of hybrid working, we will need less office space. In 2021, we reduced our global office footprint by more than 3.4 million square feet - equivalent to 18%.

We were pleased to exceed our target for 30% women in leadership roles globally in 2020, and we set a new target of 35% by 2025. HSBC was named in the Bloomberg Gender-Equality Index last month, with our overall score increasing by 21 percentage points in 2021 and outperforming the financial services average by 15 percentage points. We also continued to work to improve ethnicity representation, especially for Black colleagues. However, we still have a way to go to get to where we want, and need, to be on both measures.

In our most recent colleague survey, our employee engagement index was 72%, which is unchanged on 2020 and 4 percentage points above the average for the financial services sector.

Transition to net zero

The industrial landscape of the world is being transformed by the transition to net zero. I am determined that HSBC will play a leading role in driving this change.

At the 2021 AGM, 99.7% of shareholders backed our special resolution on climate change, providing a strong endorsement of our climate plan and our commitment to support our customers on their transitions to a low-carbon future. However, we do not take this support for granted, and we have taken a number of further steps to maintain our leadership role.

In September, we partnered with Temasek, subject to regulatory approval, to launch a new debt financing fund for sustainable infrastructure in south-east Asia, with $150m of seed capital and the ambition to deploy $1bn of financing over five years. At the COP26 meeting in Glasgow, HSBC was one of over 100 public and private organisations behind the launch of FAST-Infra, a labelling system that aims to increase investor confidence in the sustainability credentials of projects in emerging markets. We are also supporting the Energy Transition Mechanism, a public-private partnership led by the Asian Development Bank that aims for the materially earlier retirement of coal assets without hindering growth. HSBC was presented with the Terra Carta seal by HRH the Prince of Wales in recognition of the work that we are doing to create truly sustainable markets.

After also joining the Powering Past Coal Alliance, we published a new thermal coal policy to phase out the financing of coal-fired power and thermal coal mining in EU and OECD markets by 2030, and globally by 2040. This fulfilled the commitment approved by our shareholders and followed a period of extensive engagement with our stakeholders. It has two clear objectives: to drive thermal coal phase-out within the timeframe required to reach net zero by 2050; and to help enable the energy transition in developing economies.

We are committed to working with our clients to develop valid, science-based transition plans to understand - sector-by-sector and client-by-client - how we will move to net zero by 2050. These transition plans and the targets within them must be predicated on the science relevant to the individual sectors. We will use them as a basis for further engagement and decision making, including how we drive change within our portfolios. As part of this process, we have disclosed interim targets for on-balance sheet financed emissions in the oil and gas, and power and utilities sectors. In the year ahead, we plan to set interim targets for financed emissions across a range of other sectors. We will also work on our climate transition plan, which will be published in 2023 and will bring together in one place how we will embed our net zero targets into our strategy, processes, policies and governance.

2022

We have good momentum coming into 2022 and are confident that we can continue to execute against our strategy. We also remain cognisant of the potential impact that further Covid-19-related uncertainty and continued inflation might have on us and our clients.

Throughout HSBC's history, our people have always demonstrated great professionalism and commitment to those we serve, and that is as evident today as it has ever been. Despite the personal and professional challenges they continue to face after two years of living with the pandemic, I am proud of my colleagues, and the sense of duty and care they continue to show towards our customers and each other. Our success - now and in the future - is testament to them and all they continue to do for our bank.

Noel Quinn

Group Chief Executive

22 February 2022

Financial summary

	Year ended 31 Dec
	2021	2020
	$m	$m
For the year
Profit before tax	18,906	8,777
Profit attributable to:
- ordinary shareholders of the parent company	12,607	3,898
Dividends paid on ordinary shares	4,480	-

Total shareholders' equity	198,250	196,443
Total regulatory capital	177,786	184,423
Customer accounts	1,710,574	1,642,780
Total assets	2,957,939	2,984,164
Risk-weighted assets	838,263	857,520

Per ordinary share	$	$
Basic earnings per share	0.62	0.19
Dividend per ordinary share (in respect of the period)	0.25	0.15
Dividends per ordinary share (paid in the period)	0.22	-
Net asset value per ordinary share at period end1	8.76	8.62
Tangible net asset value per ordinary share at period end2	7.88	7.75

Share information
Number of $0.50 ordinary shares in issue (millions)	20,632	20,694
Basic number of $0.50 ordinary shares outstanding (millions)	20,073	20,184
Basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	20,189	20,272
1     The definition of net asset value per ordinary share is total shareholders' equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.
2     The definition of tangible net asset value per ordinary share is total ordinary shareholder's equity excluding goodwill, PVIF and other intangible assets (net of deferred tax), divided by the number of basic ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.

Distribution of results by global business

Adjusted profit before tax
	Year ended 31 Dec
	2021		2020
	$m	%	$m	%
Wealth and Personal Banking	7,048	32.2	4,130	33.7
Commercial Banking	6,743	30.8	1,831	14.9
Global Banking and Markets	5,333	24.3	4,839	39.4
Corporate Centre	2,792	12.7	1,471	12.0
Profit before tax	21,916	100.0	12,271	100.0

Distribution of results by geographical region

Reported profit/(loss) before tax
	Year ended 31 Dec
	2021		2020
	$m	%	$m	%
Europe	3,779	20.0	(4,205)	(47.9)
Asia	12,249	64.8	12,832	146.2
Middle East and North Africa	1,423	7.5	19	0.2
North America	1,374	7.3	168	1.9
Latin America	81	0.4	(37)	(0.4)
Profit before tax	18,906	100.0	8,777	100.0

HSBC adjusted profit before tax and balance sheet data

	2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges1	22,110	13,415	15,002	(437)	50,090
- external	21,753	13,294	16,558	(1,515)	50,090
- inter-segment	357	121	(1,556)	1,078	-
of which: net interest income/(expense)	14,198	8,898	4,122	(739)	26,479
Change in expected credit losses and other credit impairment recoveries	288	300	337	3	928
Net operating income/(expense)	22,398	13,715	15,339	(434)	51,018
Total operating expenses	(15,384)	(6,973)	(10,006)	215	(32,148)
Operating profit/(loss)	7,014	6,742	5,333	(219)	18,870
Share of profit in associates and joint ventures	34	1	-	3,011	3,046
Adjusted profit before tax	7,048	6,743	5,333	2,792	21,916
	%	%	%	%	%
Share of HSBC's adjusted profit before tax	32.2	30.8	24.3	12.7	100.0
Adjusted cost efficiency ratio	69.6	52.0	66.7	49.2	64.2
Adjusted balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	488,786	349,126	207,162	740	1,045,814
Interests in associates and joint ventures	499	13	126	28,971	29,609
Total external assets	932,582	622,925	1,229,820	172,612	2,957,939
Customer accounts	859,029	506,688	344,205	652	1,710,574
Adjusted risk-weighted assets2	178,319	332,832	236,199	90,913	838,263

	2020
Net operating income/(expense) before change in expected credit losses and other credit impairment charges1	22,571	13,718	15,768	(287)	51,770
- external	20,474	14,114	18,651	(1,469)	51,770
- inter-segment	2,097	(396)	(2,883)	1,182	-
of which: net interest income/(expense)	15,470	9,560	4,580	(1,337)	28,273
Change in expected credit losses and other credit impairment (charges)/recoveries	(3,005)	(4,989)	(1,289)	1	(9,282)
Net operating income/(expense)	19,566	8,729	14,479	(286)	42,488
Total operating expenses	(15,443)	(6,897)	(9,640)	(429)	(32,409)
Operating profit/(loss)	4,123	1,832	4,839	(715)	10,079
Share of profit in associates and joint ventures	7	(1)	-	2,186	2,192
Adjusted profit before tax	4,130	1,831	4,839	1,471	12,271
	%	%	%	%	%
Share of HSBC's adjusted profit before tax	33.7	14.9	39.4	12.0	100.0
Adjusted cost efficiency ratio	68.4	50.3	61.1	(149.5)	62.6
Adjusted balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	462,286	338,193	220,692	1,231	1,022,402
Interests in associates and joint ventures	444	13	141	26,472	27,070
Total external assets	869,924	562,125	1,319,389	187,189	2,938,627
Customer accounts	823,991	464,380	331,164	593	1,620,128
Adjusted risk-weighted assets2	170,050	322,422	261,081	91,028	844,581
1     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2     Adjusted risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences and significant items.

Consolidated income statement
for the year ended 31 December

	2021	2020
	$m	$m
Net interest income	26,489	27,578
- interest income1,2	36,188	41,756
- interest expense3	(9,699)	(14,178)
Net fee income	13,097	11,874
- fee income	16,788	15,051
- fee expense	(3,691)	(3,177)
Net income from financial instruments held for trading or managed on a fair value basis	7,744	9,582
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	4,053	2,081
Changes in fair value of designated debt and related derivatives4	(182)	231
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	798	455
Gains less losses from financial investments	569	653
Net insurance premium income	10,870	10,093
Other operating income	502	527
Total operating income	63,940	63,074
Net insurance claims and benefits paid and movement in liabilities to policyholders	(14,388)	(12,645)
Net operating income before change in expected credit losses and other credit impairment charges	49,552	50,429
Change in expected credit losses and other credit impairment charges	928	(8,817)
Net operating income	50,480	41,612
Employee compensation and benefits	(18,742)	(18,076)
General and administrative expenses	(11,592)	(11,115)
Depreciation and impairment of property, plant and equipment and right-of-use assets5	(2,261)	(2,681)
Amortisation and impairment of intangible assets	(1,438)	(2,519)
Goodwill impairment	(587)	(41)
Total operating expenses	(34,620)	(34,432)
Operating profit	15,860	7,180
Share of profit in associates and joint ventures	3,046	1,597
Profit before tax	18,906	8,777
Tax expense	(4,213)	(2,678)
Profit for the year	14,693	6,099
Attributable to:
- ordinary shareholders of the parent company	12,607	3,898
- preference shareholders of the parent company	7	90
- other equity holders	1,303	1,241
- non-controlling interests	776	870
Profit for the year	14,693	6,099
	$	$
Basic earnings per ordinary share	0.62	0.19
Diluted earnings per ordinary share	0.62	0.19
1     Interest income includes $30,916m (2020: $35,293m) of interest recognised on financial assets measured at amortised cost and $4,337m (2020: $5,614m) of interest recognised on financial assets measured at fair value through other comprehensive income.
2     Interest revenue calculated using the effective interest method comprises interest recognised on financial assets measured at either amortised cost or fair value through other comprehensive income.
3     Interest expense includes $8,227m (2020: $12,426m) of interest on financial instruments, excluding interest on financial liabilities held for trading or designated or otherwise mandatorily measured at fair value.
4     The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.
5     Includes depreciation of the right-of-use assets of $878m (2020: $1,029m).

Consolidated statement of comprehensive income
for the year ended 31 December

	2021	2020
	$m	$m
Profit for the year	14,693	6,099
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	(2,139)	1,750
- fair value gains/(losses)	(2,270)	2,947
- fair value gains transferred to the income statement on disposal	(464)	(668)
- expected credit (recoveries)/losses recognised in the income statement	(49)	48
- income taxes	644	(577)
Cash flow hedges	(664)	471
- fair value gains/(losses)	595	(157)
- fair value (gains)/losses reclassified to the income statement	(1,514)	769
- income taxes	255	(141)
Share of other comprehensive income/(expense) of associates and joint ventures	103	(73)
- share for the year	103	(73)
Exchange differences	(2,393)	4,855
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	(274)	834
- before income taxes	(107)	1,223
- income taxes	(167)	(389)
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	531	167
- before income taxes	512	190
- income taxes	19	(23)
Equity instruments designated at fair value through other comprehensive income	(446)	212
- fair value gains/(losses)	(443)	212
- income taxes	(3)	-
Effects of hyperinflation	315	193
Other comprehensive income/(expense) for the period, net of tax	(4,967)	8,409
Total comprehensive income for the year	9,726	14,508
Attributable to:
- ordinary shareholders of the parent company	7,765	12,146
- preference shareholders of the parent company	7	90
- other equity holders	1,303	1,241
- non-controlling interests	651	1,031
Total comprehensive income for the year	9,726	14,508

Consolidated balance sheet
	At
	31 Dec	31 Dec
	2021	2020
	$m	$m
Assets
Cash and balances at central banks	403,018	304,481
Items in the course of collection from other banks	4,136	4,094
Hong Kong Government certificates of indebtedness	42,578	40,420
Trading assets	248,842	231,990
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	49,804	45,553
Derivatives	196,882	307,726
Loans and advances to banks	83,136	81,616
Loans and advances to customers	1,045,814	1,037,987
Reverse repurchase agreements - non-trading	241,648	230,628
Financial investments	446,274	490,693
Prepayments, accrued income and other assets	139,982	156,412
Current tax assets	970	954
Interests in associates and joint ventures	29,609	26,684
Goodwill and intangible assets	20,622	20,443
Deferred tax assets	4,624	4,483
Total assets	2,957,939	2,984,164
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation	42,578	40,420
Deposits by banks	101,152	82,080
Customer accounts	1,710,574	1,642,780
Repurchase agreements - non-trading	126,670	111,901
Items in the course of transmission to other banks	5,214	4,343
Trading liabilities	84,904	75,266
Financial liabilities designated at fair value	145,502	157,439
Derivatives	191,064	303,001
Debt securities in issue	78,557	95,492
Accruals, deferred income and other liabilities	123,778	128,624
Current tax liabilities	698	690
Liabilities under insurance contracts	112,745	107,191
Provisions	2,566	3,678
Deferred tax liabilities	4,673	4,313
Subordinated liabilities	20,487	21,951
Total liabilities	2,751,162	2,779,169
Equity
Called up share capital	10,316	10,347
Share premium account	14,602	14,277
Other equity instruments	22,414	22,414
Other reserves	6,460	8,833
Retained earnings	144,458	140,572
Total shareholders' equity	198,250	196,443
Non-controlling interests	8,527	8,552
Total equity	206,777	204,995
Total liabilities and equity	2,957,939	2,984,164

Consolidated statement of cash flows
for the year ended 31 December
	2021	2020
	$m	$m
Profit before tax	18,906	8,777
Adjustments for non-cash items:
Depreciation, amortisation and impairment	4,286	5,241
Net gain from investing activities	(647)	(541)
Share of profits in associates and joint ventures	(3,046)	(1,597)
Change in expected credit losses gross of recoveries and other credit impairment charges	(519)	9,096
Provisions including pensions	1,063	1,164
Share-based payment expense	467	433
Other non-cash items included in profit before tax	510	(906)
Elimination of exchange differences1	18,937	(25,749)
Changes in operating assets and liabilities
Change in net trading securities and derivatives	(9,226)	13,150
Change in loans and advances to banks and customers	(11,014)	(14,131)
Change in reverse repurchase agreements - non-trading	552	9,950
Change in financial assets designated and otherwise mandatorily measured at fair value	(4,254)	(1,962)
Change in other assets	19,899	(19,610)
Change in deposits by banks and customer accounts	95,703	226,723
Change in repurchase agreements - non-trading	14,769	(28,443)
Change in debt securities in issue	(16,936)	(9,075)
Change in financial liabilities designated at fair value	(11,425)	(6,630)
Change in other liabilities	(10,935)	20,323
Dividends received from associates	808	761
Contributions paid to defined benefit plans	(509)	(495)
Tax paid	(3,077)	(4,259)
Net cash from operating activities	104,312	182,220
Purchase of financial investments	(493,042)	(496,669)
Proceeds from the sale and maturity of financial investments	521,190	476,990
Net cash flows from the purchase and sale of property, plant and equipment	(1,086)	(1,446)
Net cash flows from purchase/(disposal) of customer and loan portfolios	3,059	1,362
Net investment in intangible assets	(2,479)	(2,064)
Net cash flow from acquisition and disposal of subsidiaries, businesses, associates and joint ventures	(106)	(603)
Net cash from investing activities	27,536	(22,430)
Issue of ordinary share capital and other equity instruments	1,996	1,497
Cancellation of shares	(707)	-
Net sales/(purchases) of own shares for market-making and investment purposes	(1,386)	(181)
Redemption of preference shares and other equity instruments	(3,450)	(398)
Subordinated loan capital repaid2	(864)	(3,538)
Dividends paid to shareholders of the parent company and non-controlling interests	(6,383)	(2,023)
Net cash from financing activities	(10,794)	(4,643)
Net increase/(decrease) in cash and cash equivalents	121,054	155,147
Cash and cash equivalents at 1 Jan	468,323	293,742
Exchange differences in respect of cash and cash equivalents	(15,345)	19,434
Cash and cash equivalents at 31 Dec3	574,032	468,323
Cash and cash equivalents comprise:
- cash and balances at central banks	403,018	304,481
- items in the course of collection from other banks	4,136	4,094
- loans and advances to banks of one month or less	55,705	51,788
- reverse repurchase agreements with banks of one month or less	76,658	65,086
- treasury bills, other bills and certificates of deposit less than three months	28,488	30,023
- cash collateral and net settlement accounts	11,241	17,194
- less: items in the course of transmission to other banks	(5,214)	(4,343)
Cash and cash equivalents at 31 Dec3	574,032	468,323
1     Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
2     Subordinated liabilities changes during the year are attributable to repayments of $(0.9)bn (2020: $(3.5)bn) of securities. Non-cash changes during the year included foreign exchange gains/(losses) of $(0.3)bn (2020:  $0.5bn) and fair value gains/(losses) of $(1.0)bn (2020: $1.1bn).
3     At 31 December 2021  $33,634m (2020: $41,912m) was not available for use by HSBC, of which $15,357m (2020: $16,935m) related to mandatory deposits at central banks.

Consolidated statement of changes in equity
for the year ended 31 December

				Other reserves
	Called up share capital and share premium	Other equity instru-ments	Retained earnings3,4	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves4,5	Total share- holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2021	24,624	22,414	140,572	1,816	457	(20,375)	26,935	196,443	8,552	204,995
Profit for the year	-	-	13,917	-	-	-	-	13,917	776	14,693
Other comprehensive income (net of tax)	-	-	661	(2,455)	(654)	(2,394)	-	(4,842)	(125)	(4,967)
- debt instruments at fair value through other comprehensive income	-	-	-	(2,105)	-	-	-	(2,105)	(34)	(2,139)
- equity instruments designated at fair value through other comprehensive income	-	-	-	(350)	-	-	-	(350)	(96)	(446)
- cash flow hedges	-	-	-	-	(654)	-	-	(654)	(10)	(664)
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	531	-	-	-	-	531	-	531
- remeasurement of defined benefit asset/liability	-	-	(288)	-	-	-	-	(288)	14	(274)
- share of other comprehensive income of associates and joint ventures	-	-	103	-	-	-	-	103	-	103
- effects of hyperinflation	-	-	315	-	-	-	-	315	-	315
- exchange differences	-	-	-	-	-	(2,394)	-	(2,394)	1	(2,393)
Total comprehensive income for the year	-	-	14,578	(2,455)	(654)	(2,394)	-	9,075	651	9,726
Shares issued under employee remuneration and share plans	354	-	(336)	-	-	-	-	18	-	18
Capital securities issued1	-	2,000	(4)	-	-	-	-	1,996	-	1,996
Dividends to shareholders	-	-	(5,790)	-	-	-	-	(5,790)	(593)	(6,383)
Redemption of securities2	-	(2,000)	-	-	-	-	-	(2,000)	-	(2,000)
Transfers6	-	-	(3,065)	-	-	-	3,065	-	-	-
Cost of share-based payment arrangements	-	-	467	-	-	-	-	467	-	467
Cancellation of shares7	(60)	-	(2,004)	-	-	-	60	(2,004)	-	(2,004)
Other movements	-	-	40	5	-	-	-	45	(83)	(38)
At 31 Dec 2021	24,918	22,414	144,458	(634)	(197)	(22,769)	30,060	198,250	8,527	206,777

Consolidated statement of changes in equity (continued)
				Other reserves
	Called up share capital and share premium	Other equity instru-ments	Retained earnings3,4	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves4,5	Total share- holders' equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2020	24,278	20,871	136,679	(108)	(2)	(25,133)	27,370	183,955	8,713	192,668
Profit for the year	-	-	5,229	-	-	-	-	5,229	870	6,099
Other comprehensive income (net of tax)	-	-	1,118	1,913	459	4,758	-	8,248	161	8,409
- debt instruments at fair value through other comprehensive income	-	-	-	1,746	-	-	-	1,746	4	1,750
- equity instruments designated at fair value through other comprehensive income	-	-	-	167		-	-	167	45	212
- cash flow hedges	-	-	-	-	459	-	-	459	12	471
- changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	-	-	167	-	-	-	-	167	-	167
- remeasurement of defined benefit asset/liability	-	-	831	-	-	-	-	831	3	834
- share of other comprehensive income of associates and joint ventures	-	-	(73)	-	-	-	-	(73)	-	(73)
- effects of hyperinflation	-	-	193	-	-	-	-	193	-	193
- exchange differences	-	-	-	-	-	4,758	-	4,758	97	4,855
Total comprehensive income for the year	-	-	6,347	1,913	459	4,758	-	13,477	1,031	14,508
Shares issued under employee remuneration and share plans	346	-	(339)	-	-	-	-	7	-	7
Capital securities issued1	-	1,500	(3)	-	-	-	-	1,497	-	1,497
Dividends to shareholders	-	-	(1,331)	-	-	-	-	(1,331)	(692)	(2,023)
Redemption of securities2	-	-	(1,450)	-	-	-	-	(1,450)	-	(1,450)
Transfers6	-	-	435	-	-	-	(435)	-	-	-
Cost of share-based payment arrangements	-	-	434	-	-	-	-	434	-	434
Other movements	-	43	(200)	11	-	-	-	(146)	(500)	(646)
At 31 Dec 2020	24,624	22,414	140,572	1,816	457	(20,375)	26,935	196,443	8,552	204,995
1   During 2021, HSBC Holdings issued $2,000m of additional tier 1 instruments on which there were $4m of external issue costs. In 2020, HSBC Holdings issued $1,500m of perpetual subordinated contingent convertible capital securities.
2     During 2021, HSBC Holdings redeemed $2,000m 6.875% perpetual subordinated contingent convertible capital securities. For further details, see Note 31 in the Annual Report and Accounts 2021. In 2020, HSBC Holdings called and later redeemed $1,450m 6.20% non-cumulative US dollar preference shares.
3     At 31 December 2021, retained earnings included 558,397,704 treasury shares (2020: 509,825,249). In addition, treasury shares are also held within HSBC's Insurance business retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Markets and Security Services.
4     Cumulative goodwill amounting to $5,138m has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including $3,469m charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of $1,669m has been charged against retained earnings.
5     Statutory share premium relief under section 131 of the Companies Act 1985 (the 'Act') was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC Continental Europe in 2000 and HSBC Finance Corporation in 2003, and the shares issued were recorded at their nominal value only. In HSBC's consolidated financial statements, the fair value differences of $8,290m in respect of HSBC Continental Europe and $12,768m in respect of HSBC Finance Corporation were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance Corporation subsequently became attached to HSBC Overseas Holdings (UK) Limited ('HOHU'), following a number of intra-Group reorganisations. During 2009, pursuant to section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and $15,796m was recognised in the merger reserve.
6     Permitted transfers from the merger reserve to retained earnings were made when the investment in HSBC Overseas Holdings (UK) Limited was previously impaired.  In 2020, a further impairment of  $435m was recognised and a permitted transfer of this amount was made from the merger reserve to retained earnings. During 2021, a part reversal of these impairments resulted in a transfer from retained earnings back to the merger reserve of $3,065m.
7     For further details, see Note 31 in the Annual Report and Accounts 2021. In October 2021, HSBC announced a share buy-back of up to $2.0bn, which will be completed no later than April 2022. At 31 December 2021, 120,366,714 ordinary shares had been purchased and cancelled representing a nominal value of $60m, which has been transferred from share capital to capital redemption reserve within merger and other reserves.

1	Basis of preparation and significant accounting policies

The basis of preparation and summary of significant accounting policies applicable to the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings can be found in Note 1, or the relevant Note, in the Financial Statements in the Annual Report and Accounts 2021.

(a)     Compliance with International Financial Reporting Standards

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings comply with UK-adopted international accounting standards and with the requirements of the Companies Act 2006, and have also applied international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements are also prepared in accordance with International Financial Reporting Standards ('IFRSs') as issued by the International Accounting Standards Board ('IASB'), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRSs as issued by the IASB for the periods presented. There were no unendorsed standards effective for the year ended
31 December 2021 affecting these consolidated and separate financial statements.

Standards adopted during the year ended 31 December 2021

 There were no new accounting standards or interpretations that had a significant effect on HSBC in 2021. Accounting policies have been consistently applied.

(b)    Differences between IFRSs and Hong Kong Financial Reporting Standards

There are no significant differences between IFRSs and Hong Kong Financial Reporting Standards in terms of their application to HSBC, and consequently there would be no significant differences had the financial statements been prepared in accordance with Hong Kong Financial Reporting Standards. The 'Notes on the financial statements', taken together with the 'Report of the Directors', include the aggregate of all disclosures necessary to satisfy IFRSs and Hong Kong reporting requirements.

(c)     Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios that reflect the uncertainty that the global Covid-19 pandemic has had on HSBC's operations, as well as considering potential impacts from other top and emerging risks, and the related impact on profitability, capital and liquidity.

2	Tax

Tax expense
	2021	2020
	$m	$m
Current tax1	3,250	2,700
- for this year	3,182	2,883
- adjustments in respect of prior years	68	(183)
Deferred tax	963	(22)
- origination and reversal of temporary differences	874	(341)
- effect of changes in tax rates	132	58
- adjustments in respect of prior years	(43)	261
Year ended 31 Dec2	4,213	2,678
1     Current tax included Hong Kong profits tax of $813m (2020: $888m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2020: 16.5%).
2     In addition to amounts recorded in the income statement, a tax charge of $7m (2020: charge of $7m) was recorded directly to equity.

Tax reconciliation

The tax charged to the income statement differs from the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2021		2020
	$m	%	$m	%
Profit before tax	18,906		8,777
Tax expense
Taxation at UK corporation tax rate of 19.00%	3,592	19.0	1,668	19.0
Impact of differently taxed overseas profits in overseas locations	280	1.5	178	2.0
UK banking surcharge	332	1.8	(113)	(1.3)
Items increasing tax charge in 2021:				-
- impact of differences between French tax basis and IFRSs	434	2.3	-	-
- local taxes and overseas withholding taxes	360	1.9	228	2.6
- UK tax losses not recognised	294	1.6	444	5.1
- other permanent disallowables	254	1.3	322	3.6
- non-deductible goodwill write-down	178	0.9	-	-
- impact of changes in tax rates	132	0.7	58	0.6
- bank levy	93	0.5	202	2.3
- impacts of hyperinflation	68	0.4	65	0.7
- adjustments in respect of prior period liabilities	25	0.1	78	0.9
- non-deductible regulatory settlements	2	-	33	0.4
Items reducing tax charge in 2021:				-
- non-taxable income and gains	(641)	(3.4)	(515)	(5.8)
- tax impact of planned sale of French retail banking business	(434)	(2.3)	-	-
- effect of profits in associates and joint ventures	(414)	(2.2)	(250)	(2.8)
- deductions for AT1 coupon payments	(270)	(1.4)	(310)	(3.5)
- non-UK movements in unrecognised deferred tax	(67)	(0.4)	608	6.9
- non-deductible UK customer compensation	(5)	-	(18)	(0.2)
Year ended 31 Dec	4,213	22.3	2,678	30.5

The Group's profits are taxed at different rates depending on the country or territory in which the profits arise. The key applicable tax rates for 2021 include Hong Kong (16.5%), the US (21%) and the UK (19%). If the Group's profits were taxed at the statutory rates of the countries in which the profits arose, then the tax rate for the year would have been 22.3% (2020: 19.7%). The effective tax rate for the year of 22.3% was lower than in the previous year (2020: 30.5%). The impact of non-recognition of deferred tax was smaller in 2021 than in 2020, which decreased the effective tax rate by 10.8%. This was partly offset by changes in the geographical composition of profits, which resulted in tax at applicable local statutory rates being 2.5% greater for 2020 than for 2021.

The signing of a framework agreement for the planned sale of the French retail banking business resulted in a tax deduction (tax value of $434m) for a provision for loss on disposal, which was recorded in the French tax return. A deferred tax liability of the same amount arises as a consequence of the temporary difference between the French tax basis and IFRSs in respect of this provision.

During 2021, legislation to increase the main rate of UK corporation tax from 19% to 25% from 1 April 2023 was enacted, increasing the Group's 2021 tax charge by $132m due to the remeasurement of deferred tax balances.

Accounting for taxes involves some estimation because tax law is uncertain and its application requires a degree of judgement, which authorities may dispute. Liabilities are recognised based on best estimates of the probable outcome, taking into account external advice where appropriate. We do not expect significant liabilities to arise in excess of the amounts provided. HSBC only recognises current and deferred tax assets where recovery is probable.

Movement of deferred tax assets and liabilities
	Loan impairment provisions	Unused tax losses and tax credits	Derivatives, FVOD1 and other investments	Insurance business	Expense provisions	Fixed assets	Retirement obligations	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Assets	1,242	1,821	548	-	565	901	-	960	6,037
Liabilities	-	-	(705)	(1,622)	-	-	(2,306)	(1,234)	(5,867)
At 1 Jan 2021	1,242	1,821	(157)	(1,622)	565	901	(2,306)	(274)	170
Income statement	(89)	161	22	(43)	(333)	(26)	(336)	(319)	(963)
Other comprehensive income	(5)	33	149	-	74	25	(205)	713	784
Equity	-	-	-	-	-	-	-	-	-
Foreign exchange and other adjustments	14	(14)	(5)	25	(10)	3	28	(81)	(40)
At 31 Dec 2021	1,162	2,001	9	(1,640)	296	903	(2,819)	39	(49)
Assets2	1,162	2,001	9	-	296	903	109	742	5,222
Liabilities2	-	-	-	(1,640)	-	-	(2,928)	(703)	(5,271)

Assets	983	1,414	979	-	650	1,002	-	422	5,450
Liabilities	-	-	(558)	(1,621)	-	-	(1,613)	(401)	(4,193)
At 1 Jan 2020	983	1,414	421	(1,621)	650	1,002	(1,613)	21	1,257
Income statement	295	355	(274)	(32)	(81)	(112)	(190)	61	22
Other comprehensive income	-	-	(23)	-	-	-	(387)	(660)	(1,070)
Foreign exchange and other adjustments	(36)	52	(281)	31	(4)	11	(116)	304	(39)
At 31 Dec 2020	1,242	1,821	(157)	(1,622)	565	901	(2,306)	(274)	170
Assets2	1,242	1,821	548	-	565	901	-	960	6,037
Liabilities2	-	-	(705)	(1,622)	-	-	(2,306)	(1,234)	(5,867)
1     Fair value of own debt.
2     After netting off balances within countries, the balances as disclosed in the accounts are as follows: deferred tax assets $4,624m (2020: $4,483m) and deferred tax liabilities $4,673m (2020: $4,313m).

In applying judgement in recognising deferred tax assets, management has critically assessed all available information, including future business profit projections and the track record of meeting forecasts. Management's assessment of the likely availability of future taxable profits against which to recover deferred tax assets is based on the most recent financial forecasts approved by management, which cover a five-year period and are extrapolated where necessary, and takes into consideration the reversal of existing taxable temporary differences and past business performance.

The Group's net deferred tax asset of $4.6bn (2020: $4.5bn) included $2.6bn (2020: $2.4bn) of deferred tax assets relating to the US and a net deferred tax asset of $0.0bn (2020: $nil) in France.

The net US deferred tax asset of $2.6bn included $1.1bn related to US tax losses that expire in 13 to 17 years. Management expects the US deferred tax asset to be substantially recovered in seven to eight years, with the majority recovered in the first five years.

The net deferred tax asset in France of $0.0bn included $0.4bn (2020: $nil) related to tax losses which are expected to be substantially recovered within ten years.

Following the signing of a framework agreement in 2021 for the planned sale of the French retail banking business, that business is now excluded from our deferred tax analysis as its sale is considered probable. Although the French consolidated tax group recorded a tax loss in both 2020 and 2021, this would have been taxable profit if the effects of the retail banking business and other non-recurring items, mainly related to the restructuring of the European business, were excluded. The French net deferred tax asset is supported by forecasts of taxable profit, also taking into consideration the history of profitability in the remaining businesses. No net deferred tax asset was recognised as at 31 December 2020 as management did not consider there to be convincing evidence of sufficient future taxable profits within the French consolidated tax group to support recognition.

The Group's net deferred tax liability of $4.7bn (2020: $4.3bn) included a net UK deferred tax asset of $0.8bn (2020: $0.6bn), of which $0.2bn related to UK banking tax losses which are expected to be substantially recovered within one year. The net UK deferred tax asset of $0.8bn excludes a $3.0bn deferred tax liability arising on the UK pension scheme surplus, the reversal of which is not taken into account when estimating future taxable profits. The UK deferred tax assets are supported by forecasts of taxable profit, also taking into consideration the history of profitability in the relevant businesses.

Unrecognised deferred tax

The amount of gross temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was $16.9bn (2020: $15.6bn). This amount included unused UK tax losses of $10.5bn (2020: $9.3bn), of which $5.8bn (2020: $4.3bn) arose after 1 April 2017 and can be recovered against the future taxable profits of any of the Group's UK tax resident subsidiaries. The remaining balance can only be recovered against future taxable profits of HSBC Holdings plc. No deferred tax was recognised on any of these losses due to the absence of convincing evidence regarding the availability of sufficient future taxable profits against which to recover them, taking into account the recent history of taxable losses within the UK group. Deferred tax asset recognition is reassessed at each balance sheet date based on the available evidence. Of the total amounts unrecognised, $10.9bn (2020: $11.5bn) had no expiry date, $0.7bn (2020: $0.7bn) was scheduled to expire within 10 years and the remaining balance is expected to expire after 10 years.

Deferred tax is not recognised in respect of the Group's investments in subsidiaries and branches where HSBC is able to control the timing of remittance or other realisation and where remittance or realisation is not probable in the foreseeable future. The aggregate temporary differences relating to unrecognised deferred tax liabilities arising on investments in subsidiaries and branches is $12.7bn (2020: $12.1bn) and the corresponding unrecognised deferred tax liability was $0.8bn (2020: $0.7bn).

3	Dividends

Dividends to shareholders of the parent company
	2021			2020
	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip
	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
- fourth interim dividend / interim dividend	0.15	3,059	-	-	-	-
In respect of current year:
- first interim dividend	0.07	1,421	-	-	-	-
- second interim dividend	-	-	-	-	-	-
- third interim dividend	-	-	-	-	-	-
Total	0.22	4,480	-	-	-	-
Total dividends on preference shares classified as equity (paid quarterly)1	4.99	7		62.00	90
Total coupons on capital securities classified as equity		1,303			1,241
Dividends to shareholders		5,790			1,331
1   HSBC Holdings called $1,450m 6.20% non-cumulative US dollar preference shares on 10 December 2020. The security was redeemed and cancelled on 13 January 2021.

On 4 January 2022, HSBC paid a coupon on its €1,250m subordinated capital securities, representing a total distribution of €30m ($34m). No liability was recorded in the balance sheet at 31 December 2021 in respect of this coupon payment.

The distributable reserves of HSBC Holdings at 31 December 2021 were $32.2bn, compared with $31.3bn at 31 December 2020. The increase was primarily driven by profits generated of $10.8bn, offset by ordinary dividend payments and additional tier 1 coupon distributions of $5.8bn, other reserves movements of $2.1bn and $2bn related to our share buy-back programme.

Second interim dividend for 2021

After the end of the year, the Directors approved a second interim dividend in respect of the financial year ended 31 December 2021 of $0.18 per ordinary share, a distribution of approximately $3,649m. The second interim dividend for 2021 will be payable on 28 April 2022 to holders on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 11 March 2022. No liability was recorded in the financial statements in respect of the second interim dividend for 2021.

The second interim dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 19 April 2022, or a combination of these currencies. Particulars of these arrangements will be sent to shareholders on or about 25 March 2022 and changes to currency elections must be received by 13 April 2022. The ordinary shares in London, Hong Kong and Bermuda, and American Depositary Shares ('ADSs') in New York will be quoted ex-dividend on 10 March 2022.

The second interim dividend will be payable on ADSs, each of which represents five ordinary shares, on 28 April 2022 to holders of record on 11 March 2022. The second interim dividend of $0.90 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary, elections must be received by 8 April 2022.

Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 11 March 2022 in order to receive the second interim dividend for 2021.

Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 11 March 2022. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 10 March 2022.

Transfers of ADSs must be lodged with the depositary by 11.00am on 11 March 2022 in order to receive the second interim dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

4	Earnings per share

Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to the ordinary shareholders of the parent company
	2021	2020
	$m	$m
Profit attributable to shareholders of the parent company	13,917	5,229
Dividend payable on preference shares classified as equity	(7)	(90)
Coupon payable on capital securities classified as equity	(1,303)	(1,241)
Year ended 31 Dec	12,607	3,898

Basic and diluted earnings per share
	2021			2020
	Profit	Number of shares	Per share	Profit	Number of shares	Per share
	$m	(millions)	$	$m	(millions)	$
Basic1	12,607	20,197	0.62	3,898	20,169	0.19
Effect of dilutive potential ordinary shares		105			73
Diluted1	12,607	20,302	0.62	3,898	20,242	0.19
1     Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

The number of anti-dilutive employee share options excluded from the weighted average number of dilutive potential ordinary shares is 8.6m (2020: 14.6m).

5	Adjusted balance sheet reconciliation

	At
	31 Dec 2021	31 Dec 2020
	Reported and Adjusted	Adjusted	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	1,045,814	1,022,402	15,585	1,037,987
Interests in associates and joint ventures	29,609	27,070	(386)	26,684
Total external assets	2,957,939	2,938,627	45,537	2,984,164
Customer accounts	1,710,574	1,620,128	22,652	1,642,780

6	Reconciliation of reported and adjusted items

	Year ended
	2021	2020
	$m	$m
Revenue1
Reported	49,552	50,429
Currency translation		1,393
Significant items	538	(52)
- customer redress programmes	(11)	21
- disposals, acquisitions and investment in new businesses	-	10
- fair value movements on financial instruments2	242	(264)
- restructuring and other related costs3	307	170
- currency translation on significant items		11
Adjusted	50,090	51,770

ECL
Reported	928	(8,817)
Currency translation		(465)
Adjusted	928	(9,282)

Operating expenses
Reported	(34,620)	(34,432)
Currency translation		(1,072)
Significant items	2,472	3,095
- customer redress programmes	49	(54)
- impairment of goodwill and other intangibles	587	1,090
- past service costs of guaranteed minimum pension benefits equalisation	-	17
- restructuring and other related costs	1,836	1,908
- settlements and provisions in connection with legal and regulatory matters	-	12
- currency translation on significant items		122
Adjusted	(32,148)	(32,409)

Share of profit in associates and joint ventures
Reported	3,046	1,597
Currency translation		133
Significant items	-	462
- impairment of goodwill	-	462
- currency translation on significant items		-
Adjusted	3,046	2,192

Profit before tax
Reported	18,906	8,777
Currency translation		(11)
Significant items	3,010	3,505
- revenue	538	(52)
- operating expenses	2,472	3,095
- share of profit in associates and joint ventures	-	462
Adjusted	21,916	12,271
1   Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2     Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3     Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.

7	Contingent liabilities, contractual commitments and guarantees

	2021	2020
	$m	$m
Guarantees and other contingent liabilities:
- financial guarantees	27,795	18,384
- performance and other guarantees	85,534	78,114
- other contingent liabilities	858	1,219
At 31 Dec	114,187	97,717
Commitments1:
- documentary credits and short-term trade-related transactions	8,827	7,178
- forward asset purchases and forward deposits placed	47,184	66,506
- standby facilities, credit lines and other commitments to lend	759,463	771,086
At 31 Dec	815,474	844,770
1     Includes $627,637m  of commitments at 31 December 2021 (31 December 2020: $659,783m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.

The preceding table discloses the nominal principal amounts of off-balance sheet liabilities and commitments for the Group, which represent the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments under IFRS 9 is disclosed in Note 27 of the Annual Report and Accounts 2021.

The majority of the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC's annual credit review process.

Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are excluded from this note but are disclosed in Notes 27 and 34 of the Annual Report and Accounts 2021.

Financial Services Compensation Scheme

The Financial Services Compensation Scheme ('FSCS') provides compensation, up to certain limits, to eligible customers of financial services firms that are unable, or likely to be unable, to pay claims against them. The FSCS may impose a further levy on HSBC UK to the extent the industry levies imposed to date are not sufficient to cover the compensation due to customers in any future possible collapse.

The ultimate FSCS levy to the industry as a result of a collapse cannot be estimated reliably. It is dependent on various uncertain factors including the potential recovery of assets by the FSCS, changes in the level of protected products (including deposits and investments)

and the population of FSCS members at the time.

Associates

HSBC's share of associates' contingent liabilities, contractual commitments and guarantees amounted to $63.5bn at 31 December 2021 (2020: $53.1bn). No matters arose where HSBC was severally liable.

8	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2021 (see Note 27 of the Annual Report and Accounts 2021). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Bernard L. Madoff Investment Securities LLC

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC ('Madoff Securities'). Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff. Based on information available to HSBC, the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities' fraud.

US litigation: The Madoff Securities Trustee has brought lawsuits against various HSBC companies and others in the US Bankruptcy Court for the Southern District of New York (the 'US Bankruptcy Court'), seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. Following an initial dismissal of certain claims, which was later reversed on appeal, the cases were remanded to the US Bankruptcy Court, where they are now pending.

Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, 'Fairfield') (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In December 2018, the US Bankruptcy Court dismissed certain claims by the Fairfield liquidators and granted a motion by the liquidators to file amended complaints. In May 2019, the liquidators appealed certain issues from the US Bankruptcy Court to the US District Court for the Southern District of New York (the 'New York District Court'), and these appeals remain pending.

In January 2020, the Fairfield liquidators filed amended complaints on the claims remaining in the US Bankruptcy Court. In December 2020, the US Bankruptcy Court dismissed the majority of those claims. In March 2021, the liquidators and defendants appealed the US Bankruptcy Court's decision to the New York District Court, and these appeals are currently pending. Meanwhile, proceedings before the US Bankruptcy Court with respect to the remaining claims that were not dismissed are ongoing.

UK litigation: The Madoff Securities Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. The deadline for service of the claim has been extended to September 2022 for UK-based defendants and November 2022 for all other defendants.

Cayman Islands litigation: In February 2013, Primeo Fund ('Primeo') (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg ('HSSL') and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming damages and equitable compensation. The trial concluded in February 2017 and, in August 2017, the court dismissed all claims against the defendants. In September 2017, Primeo appealed to the Court of Appeal of the Cayman Islands and, in June 2019, the Court of Appeal of the Cayman Islands dismissed Primeo's appeal. In August 2019, Primeo filed a notice of appeal to the UK Privy Council. Two hearings before the UK Privy Council took place during 2021. Judgment was given against HSBC in respect of the first hearing and judgment is pending in respect of the second hearing.

Luxembourg litigation: In April 2009, Herald Fund SPC ('Herald') (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities' fraud, or money damages. The Luxembourg District Court dismissed Herald's securities restitution claim, but reserved Herald's cash restitution and money damages claims. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending. In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc before the Luxembourg District Court, seeking further restitution and damages.

In October 2009, Alpha Prime Fund Limited ('Alpha Prime') brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. In December 2018, Alpha Prime brought additional claims before the Luxembourg District Court seeking damages against various HSBC companies. These matters are currently pending before the Luxembourg District Court.

In December 2014, Senator Fund SPC ('Senator') brought an action against HSSL before the Luxembourg District Court, seeking restitution of securities, or the cash equivalent, or money damages. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank plc asserting identical claims before the Luxembourg District Court. In December 2018, Senator brought additional claims against HSSL and HSBC Bank plc Luxembourg branch before the Luxembourg District Court, seeking restitution of Senator's securities or money damages. These matters are currently pending before the Luxembourg District Court.

There are many factors that may affect the range of possible outcomes, and any resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management's estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is around $600m, excluding costs and interest. Due to uncertainties and limitations of this estimate, any possible damages that might ultimately arise could differ significantly from this amount.

Anti-money laundering and sanctions-related matters

In December 2012, HSBC Holdings entered into a number of agreements, including an undertaking with the UK Financial Services Authority (replaced with a Direction issued by the UK Financial Conduct Authority ('FCA') in 2013 and again in 2020) as well as a cease-and-desist order with the US Federal Reserve Board ('FRB'), both of which contained certain forward-looking anti-money laundering ('AML') and sanctions-related obligations. Over the past several years, HSBC has retained a Skilled Person under section 166 of the Financial Services and Markets Act and an Independent Consultant under the FRB cease-and-desist order to produce periodic assessments of the Group's AML and sanctions compliance programme. The Skilled Person completed its engagement in the second quarter of 2021, and the FCA has determined that no further Skilled Person work is required. Separately, the Independent Consultant continues to work pursuant to the FRB cease-and-desist order. The roles of each of the FCA Skilled Person and the FRB Independent Consultant are discussed on page 209 of the Annual Report and Accounts 2021.

In December 2021, the FCA concluded its investigation into HSBC's compliance with UK money laundering regulations and financial crime systems and control requirements. The FCA imposed a fine on HSBC Bank plc, which has been paid.

Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Currently, nine actions remain pending in federal courts in New York or the District of Columbia. The courts have granted HSBC's motions to dismiss in five of these cases; appeals remain pending in two cases, and the remaining three dismissals are also subject to appeal. The four remaining actions are at an early stage.

Based on the facts currently known, it is not practicable to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation

Euro interest rate derivatives: In December 2016, the European Commission ('EC') issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The EC imposed a fine on HSBC based on a one-month infringement. In September 2019, the General Court of the European Union (the 'General Court') issued a decision largely upholding the EC's findings on liability but annulling the fine. HSBC and the EC both appealed the General Court's decision to the European Court of Justice (the 'Court of Justice'). In June 2021, the EC adopted a new fining decision for an amount that was 5% less than the previously annulled fine, and it subsequently withdrew its appeal to the Court of Justice. HSBC has appealed the EC's June 2021 fining decision to the General Court, and its appeal to the Court of Justice on liability also remains pending.

US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act ('US CEA') and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court. HSBC has reached class settlements with five groups of plaintiffs, and the court has approved these settlements. HSBC has also resolved several of the individual actions, although a number of other US dollar Libor-related actions remain pending against HSBC in the New York District Court.

Intercontinental Exchange ('ICE') Libor: Between January and March 2019, HSBC and other panel banks were named as defendants in three putative class actions filed in the New York District Court on behalf of persons and entities who purchased instruments paying interest indexed to US dollar ICE Libor from a panel bank. The complaints allege, among other things, misconduct related to the suppression of this benchmark rate in violation of US antitrust and state law. In July 2019, the three putative class actions were consolidated, and the plaintiffs filed a consolidated amended complaint. In March 2020, the court granted the defendants' motion to dismiss in its entirety and, in February 2022, the US Court of Appeals for the Second Circuit dismissed the plaintiffs' appeal.

Singapore interbank offered rate ('Sibor'), Singapore swap offer rate ('SOR') and Australia bank bill swap rate ('BBSW'):

In July and August 2016, HSBC and other panel banks were named as defendants in two putative class actions filed in the New York District Court on behalf of persons who transacted in products related to the Sibor, SOR and BBSW benchmark rates. The complaints allege, among other things, misconduct related to these benchmark rates in violation of US antitrust, commodities and racketeering laws, and state law.

In the Sibor/SOR litigation, in October 2021, The Hongkong and Shanghai Banking Corporation Limited reached a settlement in principle with the plaintiffs to resolve this action. The settlement remains subject to court approval.

In the BBSW litigation, in November 2018, the court dismissed all foreign defendants, including all HSBC entities, on personal jurisdiction grounds. In April 2019, the plaintiffs filed an amended complaint, which the defendants moved to dismiss. In February 2020, the court again dismissed the plaintiffs' amended complaint against all HSBC entities.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Foreign exchange-related investigations and litigation

In December 2021, the EC issued a settlement decision finding that a number of banks, including HSBC, had engaged in anti-competitive practices in an online chatroom between 2011 and 2012 in the foreign exchange spot market. The EC imposed a €174.3m fine on HSBC in connection with this matter, which is fully provisioned.

In January 2018, following the conclusion of the US Department of Justice's ('DoJ') investigation into HSBC's historical foreign exchange activities, HSBC Holdings entered into a three-year deferred prosecution agreement with the Criminal Division of the DoJ (the 'FX DPA'), regarding fraudulent conduct in connection with two particular transactions in 2010 and 2011. In January 2021, the FX DPA expired and, in August 2021, the charges deferred by the FX DPA were dismissed.

In December 2016, Brazil's Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation.

In June 2020, the Competition Commission of South Africa, having initially referred a complaint for proceedings before the South African Competition Tribunal in February 2017, filed a revised complaint against 28 financial institutions, including HSBC Bank plc and HSBC Bank USA, for alleged anti-competitive behaviour in the South African foreign exchange market. In December 2021, a hearing on HSBC Bank plc's and HSBC Bank USA's applications to dismiss the revised complaint took place before the South African Competition Tribunal, where a decision remains pending.

Beginning in 2013, various HSBC companies and other banks have been named as defendants in a number of putative class actions filed in, or transferred to, the New York District Court arising from allegations that the defendants conspired to manipulate foreign exchange rates. HSBC has reached class settlements with two groups of plaintiffs, including direct and indirect purchasers of foreign exchange products, and the court has granted final approval of these settlements. A putative class action by a group of retail customers of foreign exchange products remains pending.

In November and December 2018, complaints alleging foreign exchange-related misconduct were filed in the New York District Court and the High Court of England and Wales against HSBC and other defendants by certain plaintiffs that opted out of the direct purchaser class action settlement in the US. These matters remain pending. Additionally, lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil and Israel. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Precious metals fix-related litigation

Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints, which were consolidated in the New York District Court, allege that, from January 2004 to June 2013, the defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In October 2020, HSBC reached a settlement in principle with the plaintiffs to resolve the consolidated action. The settlement remains subject to court approval.

Beginning in December 2015, numerous putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.

Silver: Beginning in July 2014, numerous putative class actions were filed in federal district courts in New York, naming HSBC and other members of The London Silver Market Fixing Limited as defendants. The complaints allege that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court and remain pending, following the conclusion of pre-class certification discovery.

In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.

Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals ('PGM') and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2020, the court granted the defendants' motion to dismiss the plaintiffs' third amended complaint but granted the plaintiffs leave to re-plead certain claims. The plaintiffs have filed an appeal.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Film finance litigation

In July and November 2015, two actions were brought by individuals against HSBC Private Bank (UK) Limited ('PBGB') in the High Court of England and Wales seeking damages on various alleged grounds, including breach of duty to the claimants, in connection with their participation in certain Ingenious film finance schemes. In December 2018 and June 2019, two further actions were brought against PBGB in the High Court of England and Wales by multiple claimants in connection with lending provided by PBGB to third parties in respect of certain Ingenious film finance schemes in which the claimants participated. In January 2022, HSBC UK Bank plc (as successor to PBGB) reached a settlement in principle with the claimant group to resolve these actions. The settlement remains subject to the negotiation of definitive documentation.

In June 2020, two separate claims were issued against HSBC UK Bank plc (as successor to PBGB) in the High Court of England and Wales by two separate groups of investors in Eclipse film finance schemes in connection with PBGB's role in the development of such schemes. These actions are ongoing.

In April 2021, HSBC UK Bank plc (as successor to PBGB) was served with a claim issued in the High Court of England and Wales in connection with PBGB's role in the development of the Zeus film finance schemes. This action is at an early stage.

It is possible that additional actions or investigations will be initiated against HSBC UK Bank plc as a result of PBGB's historical involvement in the provision of certain film finance-related services.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Other regulatory investigations, reviews and litigation

HSBC Holdings and/or certain of its affiliates are subject to a number of other investigations and reviews by various regulators and competition and law enforcement authorities, as well as litigation, in connection with various matters relating to the firm's businesses and operations, including:

●    investigations by tax administration, regulatory and law enforcement authorities in Argentina, India and elsewhere in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation;

●    an investigation by the US Commodity Futures Trading Commission regarding interest rate swap transactions related to bond issuances, among other things, as well as the use of non-HSBC approved messaging platforms for business communications;

●    an investigation by the PRA in connection with depositor protection arrangements in the UK;

●    an investigation by the FCA in connection with collections and recoveries operations in the UK;

●    an investigation by the UK Competition and Markets Authority concerning the financial services sector;

●    a putative class action brought in the New York District Court relating to the Mexican government bond market;

●    two group actions pending in the US courts and a claim issued in the High Court of England and Wales in connection with HSBC Bank plc's role as a correspondent bank to Stanford International Bank Ltd from 2003 to 2009; and

●    litigation brought against various HSBC companies in the US courts relating to residential mortgage-backed securities, based primarily on (a) claims brought against HSBC Bank USA in connection with its role as trustee on behalf of various securitisation trusts; and (b) claims against several HSBC companies seeking that the defendants repurchase various mortgage loans.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

9	Events after the balance sheet date

The following recently announced acquisitions form part of our strategy to grow our insurance business, helping to deliver on our strategic priority to become a market leader in Asian Wealth management.

●    On 11 February 2022, following the completion of all regulatory approvals, HSBC Insurance (Asia-Pacific) holdings Ltd, a wholly-owned subsidiary of the Group, acquired 100% of the issued share capital of AXA Insurance Pte Limited for $529m, subject to adjustment for closing items. This will be reflected in our 2022 results by which time determination of the initial acquisition accounting will have been completed.

●    On 30 December 2021, HSBC Insurance (Asia) Limited, a wholly-owned subsidiary of the Group, received approval from the China Banking and Insurance Regulatory Commission to acquire the remaining 50% equity interest in HSBC Life Insurance Company Limited (HSBC Life China). Completion is expected to occur during the first half of 2022. Headquartered in Shanghai, HSBC Life China offers a comprehensive range of insurance solutions covering annuity, whole life, critical illness and unit-linked insurance products and in 2021 reported gross written premiums of approximately $0.4bn (2020: $0.3bn).

●    On 28 January 2022, HSBC Insurance (Asia-Pacific) Holdings Limited notified the shareholders of Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited ('CHOICe') of its intention to increase its shareholding in CHOICe up to 49%. HSBC currently has a 26% shareholding which is accounted for as an associate.  Any increase in shareholding is subject to agreement with other shareholders in CHOICe, as well as internal and regulatory approvals. Established in 2008, CHOICe is a life insurance company based in India with reported gross written premiums of approximately $0.7bn for the year to 31 March 2021 (31 March 2020: $0.5bn).

In 2021 HSBC Bank USA, N.A. entered into definitive sale agreements with Citizens Bank and Cathay Bank to sell approximately 90 of our retail branches along with substantially all residential mortgage, unsecured and retail business banking loans and all deposits in our branch network not associated with our Premier, Jade and Private Banking customers. The sale agreement with Cathay Bank completed on 4 February 2022 and the sale agreement with Citizens Bank completed on 18 February 2022. For further information on the transactions refer to Note 36: Business disposals on page 387 of the Annual Report and Accounts 2021.

A second interim dividend for 2021 of $0.18 per ordinary share (a distribution of approximately $3,649m) was approved by the Directors after 31 December 2021. HSBC Holdings called $2,500m 3.262% Fixed to Floating Rate Senior Unsecured Notes due March 2023 on 8 February 2022. The security will be redeemed and cancelled on 13 March 2022. These accounts were approved by the Board of Directors on 22 February 2022 and authorised for issue.

10	Capital structure

Capital ratios
	At 31 Dec
	2021	2020
	%	%
Transitional basis
Common equity tier 1 ratio	15.8	15.9
Tier 1 ratio	18.6	18.7
Total capital ratio	21.2	21.5

End point basis
Common equity tier 1 ratio	15.8	15.9
Tier 1 ratio	18.5	18.5
Total capital ratio	20.0	20.2

Total regulatory capital and risk-weighted assets
	At 31 Dec
	2021	2020
	$m	$m
Transitional basis
Common equity tier 1 capital	132,565	136,050
Additional tier 1 capital	23,727	24,123
Tier 2 capital	21,494	24,250
Total regulatory capital	177,786	184,423
Risk-weighted assets	838,263	857,520

End point basis
Common equity tier 1 capital	132,565	136,050
Additional tier 1 capital	22,421	22,411
Tier 2 capital	12,475	14,743
Total regulatory capital	167,461	173,204
Risk-weighted assets	838,263	857,520

Leverage ratio1
		At 31 Dec
		2021	2020
Ref*		$bn	$bn
20	Tier 1 capital	155.0	158.5
21	Total leverage ratio exposure	2,962.7	2,897.1
		%	%
22	Leverage ratio	5.2	5.5
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased-in	Fully phased-in
	UK leverage ratio exposure - quarterly average2	2,545.6	2,555.5
		%	%
	UK leverage ratio - quarterly average2	6.0	6.1
	UK leverage ratio - quarter end2	6.2	6.2
*   The references identify the lines prescribed in the EBA template.
1   References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK's version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law. The CRR II regulatory transitional arrangements for IFRS 9 are applied in both leverage ratio calculations.
2   UK leverage ratio denotes the Group's leverage ratio calculated under the PRA's UK leverage framework. This measure excludes qualifying central bank balances and loans under the UK Bounce Back Loan scheme from the calculation of exposure.

11	Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2021 will be delivered to the Registrar of Companies in England and Wales in accordance with section 441 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under section 498(2) or (3) of the Act.

12	Dealings in HSBC Holdings plc listed securities

The Group has policies and procedures that, except where permitted by statute and regulation, prohibit specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited. Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on The Stock Exchange of Hong Kong Limited during the year ended 31 December 2021.

13	Interim dividends for 2022

The Group has reviewed whether it will revert to paying quarterly dividends and is currently not intending to pay quarterly dividends during 2022. The Group will continue to review whether to revert to paying quarterly dividends in future years, and a further update will be given at or ahead of the 2022 results announcement in February 2023.

For the financial year 2021, we are at the lower end of our target dividend payout ratio range of between 40% and 55% of reported earnings per ordinary share ('EPS'), driven by ECL releases and higher restructuring costs. The dividend policy has the flexibility to adjust EPS for non-cash significant items such as goodwill or intangibles impairments and may be supplemented from time to time by buybacks or special dividends, should the Group find itself in an excess capital position absent compelling investment opportunities to deploy that excess.

Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, pounds sterling and Hong Kong dollars.

14	Earnings releases and interim results

First and third quarter results for 2022 will be released on 26 April 2022 and 25 October 2022 respectively. The interim results for the six months to 30 June 2022 will be issued on 1 August 2022.

15	Corporate governance codes

HSBC is subject to corporate governance requirements in both the UK and Hong Kong. During 2021, HSBC complied with the provisions and requirements of both the UK and Hong Kong Corporate Governance Codes.

Under the Hong Kong Code, the audit committee should be responsible for the oversight of all risk management and internal control systems. HSBC's Group Risk Committee is responsible for oversight of internal control, other than internal control over financial reporting, and risk management systems. This is permitted under the UK Corporate Governance Code.

HSBC Holdings has codified obligations for transactions in Group securities in accordance with the requirements of the UK Market Abuse Regulation and the rules governing the listing of securities on HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans. During the year, all Directors were reminded of their obligations in respect of transacting in HSBC Group securities. Following specific enquiry all Directors have confirmed that they have complied with their obligations.

The Group Audit Committee has reviewed the annual results for 2021.

The Directors of HSBC Holdings plc as at the date of this announcement comprise:

Mark Tucker*, Noel Quinn, Rachel Duan†, Carolyn Julie Fairbairn†, James Antony Forese†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Irene Lee†,  Eileen K Murray†  David Nish†, Ewen Stevenson,  Jackson Tai†, and Pauline van der Meer Mohr†.

* Non-executive Group Chairman

† Independent non-executive Director

16	Cautionary statement regarding forward-looking statements

This news release may contain projections, estimates, forecasts, targets, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position, strategy and business of the Group which can be identified by the use of forward-looking terminology such as 'may', 'will', 'should', 'expect', 'anticipate', 'project', 'estimate', 'seek', 'intend', 'target', 'plan', 'believe', 'potential' or 'reasonably possible', or the negatives thereof or other variations thereon or comparable terminology (together, "forward-looking statements"), including the strategic priorities and any financial, investment and capital targets and any ESG targets, commitments and ambitions described herein.

Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgments may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group. Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including without limitation those which are referable to general market conditions or regulatory changes, due to the impact of the Covid-19 pandemic or as a result of data limitations and changes in applicable methodologies in relation to ESG related matters).

Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update, revise or supplement them if circumstances or management's beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the Group as to the achievement or reasonableness of any projections, estimates, forecasts, targets, prospects or returns contained herein.

Additional detailed information concerning important factors that could cause actual results to differ materially from this news release is available in our Annual Report and Accounts for the fiscal year ended 31 December 2021 which we expect to file with the SEC on Form 20-F on or around 23 February 2022.

17	Use of alternative performance measures

This news release contains non-IFRS measures used by management internally that constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with SEC rules and regulations ('alternative performance measures'). The primary alternative performance measures we use are presented on an 'adjusted performance' basis which is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons. Significant items are those items which management and investors would ordinarily identify and consider separately when assessing performance in order to better understand the underlying trends in the business. Reconciliations between alternative performance measures and the most directly comparable measures under IFRS are provided in our 2021 Form 20-F, when filed, which will be available at www.hsbc.com.

18	Certain defined terms

Unless the context requires otherwise, 'HSBC Holdings' means HSBC Holdings plc and 'HSBC', the 'Group', 'we', 'us' and 'our' refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. When used in the terms 'shareholders' equity' and 'total shareholders' equity', 'shareholders' means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations '$m'and '$bn' represent millions and billions (thousands of millions) of US dollars, respectively.

19	For further information contact:

Media Relations UK - Gillian James Telephone: +44 (0) 20 7992 0516 Email: pressoffice@hsbc.com UK - Heidi Ashley Telephone: +44 (0) 20 7992 2045 Email: pressoffice@hsbc.com	Investor Relations UK - Richard O'Connor Telephone: +44 (0) 20 7991 6590 Email: investorrelations@hsbc.com Hong Kong - Mark Phin Telephone: +852 2822 4908 Email: investorrelations@hsbc.com.hk
Hong Kong - Jessica Lee Telephone: +852 2822 1268 Email: aspmediarelations@hsbc.com.hk

20	Registered Office and Group Head Office

8 Canada Square
London E14 5HQ
United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/3517C_1-2022-2-21.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 22 February 2022